

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 12, 2006

Mr. Brian T. Cahill
Vice President and Chief Financial Officer
MGP Ingredients, Inc.
1300 Main Street
Atchison, Kansas  66002

> **Re:    MGP Ingredients, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 9, 2005**
> **File No. 0-17196**

Dear Mr. Cahill:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief